CUSIP #65119QBC6

Pricing Supplement No. 28                  Filing under Rule 424(b)(5)
Dated November 17, 1995                      Registration No. 33-46208
(To Prospectus and Prospectus Supplement dated April 15, 1992)


                             $500,000,000
                              NEWELL CO.
                           Medium-Term Notes
           Due from 9 Months to 30 Years from Date of Issue


     Principal Amount:                                     $37,000,000

     Interest Rate:                                              6.01%

     Date of Issue:                                  November 22, 1995

     Maturity Date:                                  November 22, 2005

     Put:                              European Put, November 22, 2000

     Net Proceeds to Newell Co.:                           $36,942,650

     Discount to Agent as Purchaser:        0.155% of principal amount

     Interest Payment Dates:                         July 1, January 1

The Notes described in this Pricing Supplement will be issued in book-entry only form.

The Notes described in this Pricing Supplement are being sold to Chase Securities, Inc., as Principal, under a Distribution Agreement and related Terms Agreement that commit Chase Securities, Inc. to take all such Notes if any are taken. The Company has been advised that Chase Securities, Inc. proposes to offer the Notes to purchasers initially at a price equal to 100% of principal amount plus accrued interest, if any, from November 22, 1995. Such price may be changed by Chase Securities, Inc., after the initial offering.

Prior to the date of this Pricing Supplement, $453.0 million in aggregate principal amount of Medium-Term Notes of the Company have been sold and no other Debt Securities described in the Prospectus dated April 15, 1992 have been sold prior to the date hereof. Concurrently herewith, the Company is also selling $10,000,000 aggregate principal amount of Medium-Term Notes with a Stated Maturity of November 22, 2000 and bearing an interest rate of 6.00% at a discount of 0.497% of principal amount to Morgan Stanley & Co. Incorporated, as principal, which has advised the Company that it proposes to offer such Notes to the public initially at a price equal to 100% par plus accrued interest, if any, from November 22, 1995. Such price may be changed by Morgan Stanley & Co. Incorporated after the initial offering.

                        Chase Securities, Inc.

       CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS



     The following discussion replaces the discussion contained in the accompanying Prospectus Supplement dated April 15, 1992 under the heading "Summary of Tax Consideration - U.S. Holders - Original Issue Discount" and under the heading "Backup Withholding."

     Original Issue Discount. The following summary is a general discussion of the United States Federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Notes issued with original issue discount ("Discount Notes"). The following summary is based upon final Treasury regulations (the "OID Regulations") issued by the Internal Revenue Service ("IRS") on January 27, 1994 under the original issue discount provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The OID Regulations, which replaced certain proposed original issue discount regulations that were issued on December 21, 1992, generally apply to debt instruments issued on or after April 4, 1994.

     For United States Federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Note over its issue price, if such excess equals or exceeds a de minimis amount (generally 1/4 of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date). The issue price of an issue of Notes equals the first price at which a substantial amount of such Notes has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The stated redemption price at maturity of a
Note is the sum of all payments provided by the Note other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. In addition, under the OID Regulations, if a Note bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Note (e.g., Notes with interest holidays), and if the greater of either the resulting foregone interest on such Note or any "true" discount on such Note (i.e., the excess of the Note's stated principal amount over its issue price) equals or exceeds a specified de minimis amount, then the stated interest on the Note would be treated as original issue discount rather than qualified stated interest.

     Payments of qualified stated interest on a Note are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). A U.S. Holder of a Discount Note must include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments

attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a Discount
Note is the sum of the daily portions of original issue discount with respect to such Discount Note for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Discount Note. The "daily portion" of original issue discount on any Discount Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period.
The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the sum of the issue price of the Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Discount Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

     Certain of the Notes (i) may be redeemable at the option of the Company prior to their stated maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Notes containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Notes.

     U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions. This election is only available for debt instruments acquired on or after April 4, 1994.




Backup Withholding

     Backup withholding of United States federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amount withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax provided the required information is furnished to the IRS.




















                                                      CUSIP #65119QBD4

Pricing Supplement No. 29                  Filing under Rule 424(b)(5)
Dated November 17, 1995                      Registration No. 33-46208
(To Prospectus and Prospectus Supplement dated April 15, 1992)


                             $500,000,000
                              NEWELL CO.
                           Medium-Term Notes
           Due from 9 Months to 30 Years from Date of Issue


     Principal Amount:                                     $10,000,000

     Interest Rate:                                              6.00%

     Date of Issue:                                  November 22, 1995

     Maturity Date:                                  November 22, 2000

     Net Proceeds to Newell Co.:                            $9,950,300

     Discount to Agent as Purchaser:        0.497% of principal amount

     Interest Payment Dates:                         January 1, July 1

The Notes described in this Pricing Supplement will be issued in book-entry only form.

The Notes described in this Pricing Supplement are being sold to Morgan Stanley & Co. Incorporated, as Principal, under a Distribution Agreement and related Terms Agreement that commit Morgan Stanley & Co. Incorporated to take all such Notes if any are taken. The Company has been advised that Morgan Stanley & Co. Incorporated proposes to offer the Notes to purchasers initially at a price equal to 100% of principal amount plus accrued interest, if any, from November 22, 1995. Such price may be changed by Morgan Stanley & Co. Incorporated after the initial offering.

Prior to the date of this Pricing Supplement, $453.0 million in aggregate principal amount of Medium-Term Notes of the Company have been sold and no other Debt Securities described in the Prospectus dated April 15, 1992 have been sold prior to the date hereof. Concurrently herewith, the Company is also selling $37,000,000 aggregate principal amount of Medium-Term Notes with a Stated Maturity of November 22, 2005 and bearing an interest rate of 6.01% at a discount of 0.155% of principal amount to Chase Securities, Inc., as principal, which has advised the Company that it proposes to offer such Notes to the public initially at a price equal to 100% par plus accrued interest, if any, from November 22, 1995. Such price may be changed by Chase Securities, Inc. after the initial offering.

                   Morgan Stanley & Co. Incorporated


           CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


     The following discussion replaces the discussion contained in the accompanying Prospectus Supplement dated April 15, 1992 under the heading "Summary of Tax Consideration - U.S. Holders - Original Issue Discount" and under the heading "Backup Withholding."

     Original Issue Discount. The following summary is a general discussion of the United States Federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Notes issued with original issue discount ("Discount Notes"). The following summary is based upon final Treasury regulations (the "OID Regulations") issued by the Internal Revenue Service ("IRS") on January 27, 1994 under the original issue discount provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The OID Regulations, which replaced certain proposed original issue discount regulations that were issued on December 21, 1992, generally apply to debt instruments issued on or after April 4, 1994.

     For United States Federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Note over its issue price, if such excess equals or exceeds a de minimis amount (generally 1/4 of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date). The issue price of an issue of Notes equals the first price at which a substantial amount of such Notes has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The stated redemption price at maturity of a
Note is the sum of all payments provided by the Note other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. In addition, under the OID Regulations, if a Note bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Note (e.g., Notes with interest holidays), and if the greater of either the resulting foregone interest on such Note or any "true" discount on such Note (i.e., the excess of the Note's stated principal amount over its issue price) equals or exceeds a specified de minimis amount, then the stated interest on the Note would be treated as original issue discount rather than qualified stated interest.

     Payments of qualified stated interest on a Note are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). A U.S. Holder of a Discount Note must include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments

attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a Discount
Note is the sum of the daily portions of original issue discount with respect to such Discount Note for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Discount Note. The "daily portion" of original issue discount on any Discount Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period.
The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the sum of the issue price of the Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Discount Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

     Certain of the Notes (i) may be redeemable at the option of the Company prior to their stated maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Notes containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Notes.

     U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions. This election is only available for debt instruments acquired on or after April 4, 1994.




Backup Withholding

     Backup withholding of United States federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amount withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax provided the required information is furnished to the IRS.




















                                   8